The Information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is filed. This preliminary prospectus is not an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

Subject to Completion, Dated March 9, 2007.
Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series B

$
Absolute Return Trigger Notes due 2008
(Linked to the S&P 500® Index)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (which will be determined on the trade date and is expected to be 18 months after the original issue date), is linked to the performance of the S&P 500® Index during the “measurement period”. The “measurement period” is every trading day from the trade date (expected to be on or about March   , 2007) to and including the determination date, which will be     , 2008.

       At maturity, you will receive a 1% positive return on the notes for every 1% increase or decrease in the level of the index from the initial index level of         (the closing level of the index on the trade date) so long as the closing level of the index during the measurement period remains within the “index range”. The “index range” is all levels of the index that are greater than or equal to 78%-81% of the initial index level (the lower limit of the index range) and less than or equal to 119%-122% of the initial index level (the upper limit of the index range). The actual lower and upper limits of the index range will be determined on the trade date.

       However, if the closing level of the index during the measurement period falls outside of the index range (i.e., if any daily closing level is less than the lower limit of the index range or greater than the upper limit of the index range), then at maturity you will receive, for each $1,000 face amount of your notes, only the $1,000 face amount.

       On the stated maturity date, we will calculate the payment amount that you will be paid for each $1,000 face amount of your notes as follows:

•	If the closing level of the index during the measurement period remains within the index range, we will pay you an amount equal to the sum of (1) the $1,000 face amount plus (2) the face amount multiplied by the “absolute” index return.

•	If the closing level of the index during the measurement period falls outside of the index range, we will pay you an amount equal to the $1,000 face amount.

       The “absolute” index return will equal the absolute value of the index return, expressed as a percentage, as measured from the trade date to the determination date (so that, for example, a -15% index return will equal a 15% “absolute” index return).

       If the closing level of the index on any trading day during the measurement period falls outside of the index range, you will only receive, for each $1,000 face amount of your notes, the $1,000 face amount at maturity. Further, even if the closing level of the index never falls outside of the index range, your payment amount is capped. The maximum payment amount that you could receive on the stated maturity date for each $1,000 face amount of your notes is limited to $        (an amount between 119% and 122% of the face amount of each note). Further, the notes do not pay interest and no other payments will be made prior to the stated maturity date.

       Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-15.

       Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the price you are paying for your notes. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-10 so that you may better understand those risks.

Original issue date (settlement date):            , 2007
Original issue price:  100% of the face amount
Underwriting discount:  1.90% of the face amount
Net proceeds to the issuer:  98.10% of the face amount

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

       Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

       “Standard & Poor’s 500®”, “S&P®”, “Standard & Poor’s®”, and “S&P 500®” are trademarks of McGraw-Hill Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representations regarding the advisability of investing in the notes.
Goldman, Sachs & Co.
Prospectus Supplement dated          , 2007.

SUMMARY INFORMATION

     We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-15. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Index:  S&P 500® Index, as published by Standard & Poor’s, a division of The McGraw-Hill Companies (“Standard & Poor’s”); see “The Index” on page S-22

Face amount:  each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $      in the aggregate for all the offered notes

Payment amount:  on the stated maturity date, we will pay for each $1,000 face amount of notes an amount in cash equal to:

•	if the closing level of the index on each trading day during the measurement period remains within the index range, the sum of (1) the $1,000 face amount plus (2) the face amount multiplied by the absolute index return

•	if the closing level of the index on any trading day during the measurement period falls outside of the index range, the $1,000 face amount

Trade date:  expected to be on or March  , 2007

Settlement date:  , 2007

Index range (to be determined on the trade date):  all levels of the index that are (i) greater than or equal to 78%-81% of the initial index level (the lower limit of the index range) and (ii) less than or equal to 119%-122% of the initial index level (the upper limit of the index range)

Initial index level:  the closing level of the index on the trade date

Final index level:  the closing level of the index on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-16 and subject to adjustment as provided under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” on page S-17

Closing level of the index:  the official closing level of the index or any successor index published by the index sponsor at the regular weekday close of trading on the primary securities exchange for the stocks underlying the index

Index return:  the result of (i) the final index level minus the initial index level divided by (ii) the initial index level, expressed as a percentage

Absolute index return:  the absolute value of the index return, expressed as a percentage (e.g. a -15% index return will equal a 15% absolute index return)

Measurement period:  every trading day from but excluding the trade date to and including the determination date. The determination date is subject to postponement as described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-16

Stated maturity date (to be determined on the trade date):  expected to be 18 months after the original issue date, subject to postponement as described under “Specific Terms of Your Notes — Stated Maturity Date” on page S-16

Determination date (to be determined on the trade date):  , 2008 subject to postponement as described under “Specific Terms of Your Notes — Determination Date” on page S-16

No interest:  the notes will not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent:  Goldman, Sachs & Co.

Business day:  as described on page S-18

Trading day:  as described on page S-18

Q&A

HOW DO THE NOTES WORK?

Your return, if any, on the notes at maturity will be based on the performance of the index in relation to the index range. The index range is all levels of the index that are greater than or equal to 78%-81% of the initial index level (the lower limit of the index range) and less than or equal to 119%-122% of the initial index level (the upper limit of the index range). The actual lower and upper limits of the index range will be determined on the trade date.

At maturity, as long as the closing level of the index during the measurement period remains within the index range, you will receive a 1% positive return on your notes for every 1% increase or decrease in the initial index level, subject to a cap on the payment at maturity of 119%-122% of the face amount of each note. If the closing level of the index on any trading day during the measurement period falls outside of the index range (i.e., if any closing level is less than 78%-81% of the initial index level or more than 119%-122% of the initial index level), then at maturity you will receive only the $1,000 face amount of your notes.

To determine your payment at maturity, we will first calculate the percentage increase or decrease, if any, in the final index level from the initial index level, which we refer to as the index return, as measured from the trade date to the determination date. We will then determine the absolute value of the index return, which we refer to as the absolute index return (so that, for example, a -15% index return will equal a 15% absolute index return). We will then calculate the amount which you will be paid for each $1,000 face amount of your notes as follows:

•	if the closing level of the index during the measurement period remains within the index range, we will pay you an amount equal to the sum of (1) the $1,000 face amount plus (2) the face amount multiplied by the absolute index return

•	if the closing level of the index during the measurement period falls outside of the index range, we will pay you an amount equal to the $1,000 face amount

The maximum payment you could receive at maturity will be an amount between 119% and 122% (to be determined on the trade date) of the $1,000 face amount of your notes. You will therefore not benefit from any absolute index return in excess of between 19% and 22%.

The notes will not bear interest and no payments will be made to you prior to the stated maturity date. See “Additional Risk Factors Specific to Your Notes” on page S-15.

WHO SHOULD OR SHOULD NOT CONSIDER AN INVESTMENT IN THE NOTES?

The notes are intended for investors who desire principal protection of their entire investment while gaining exposure to the performance of the S&P 500 Index®, on a 1-to-1 basis, within the index range (expected to be 78%-81% of the initial index level on the downside and 119%-122% of the initial index level on the upside). The actual lower and upper limits of the index range — and thus the maximum payment amount — will be determined on the trade date.

If the amount payable for each $1,000 face amount of your notes on the stated maturity date is only the $1,000 face amount or even if the amount payable exceeds the $1,000 face amount of your notes, your overall return may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. Therefore, the notes may not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings that pay regular interest payments at prevailing market rates. For more details, see “Additional Risk Factors Specific to Your Notes — Your Notes Do Not Bear Interest” on page S-10 below.

WHAT WILL I RECEIVE IF I SELL THE NOTES PRIOR TO
THE STATED MATURITY DATE?

If you sell your notes prior to the stated maturity date, you will receive the market price for your notes. The market price for your notes may be influenced by many factors, such as the level of the index relative to the limits of the index range, the volatility of the index, interest rates and the time remaining until maturity. Depending on the impact of these factors, you may receive significantly less than the face amount of your notes in any sale of your notes before the stated maturity date. In addition, assuming no changes in market conditions and any other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions Or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price” on page S-10 and “— The Market Value of Your Notes May Be Influenced by Many Factors” on page S-11 below.

WHO PUBLISHES THE INDEX AND
WHAT DOES IT MEASURE?

The S&P 500® Index, or S&P 500, includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The history of the S&P 500 dates back to 1923 when Standard & Poor’s introduced an index covering 233 companies. The S&P 500® Index, as it is known today, was introduced in 1957 when it was expanded to include 500 companies. Additional information is available on the website http://www.standardandpoors.com.  We are not incorporating by reference the website or any material it includes in this prospectus supplement.

The index is determined, comprised and calculated by Standard & Poor’s without regard to the offered notes.

For further information, please see “The Index” on page S-22.

WHAT ABOUT TAXES?

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

For further discussion, see “Supplemental Discussion of Federal Income Tax Consequences” beginning on page S-24.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical closing index levels during the measurement period and on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The information in the table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price” on page S-10 and “— The Market Value of Your Notes May Be Influenced by Many Factors” on page S-11. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000
Index range	80% to 120% of the initial index level
No market disruption event occurs
No change in or affecting any of the index stocks or the method by which the index sponsor calculates the index

The examples below are based on a range of index levels that are entirely hypothetical; no one can predict what the final index level will be on the determination date nor the closing levels of the index during the measurement period.

The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past, and its future performance cannot be predicted. Moreover, we have not yet set the initial index level, which will serve as the baseline for determining the index return and the amount we will pay on your notes at maturity. We will not do so until the trade date. As a result, the initial index level may differ substantially from index levels prior to the trade date.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

For these reasons, the actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little or no relation to the hypothetical examples shown below or to the historical levels of the index shown elsewhere in this prospectus supplement. For information about the level of the index during recent periods, see “The Index — Historical Closing Levels of the Index” on page S-22.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the index stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the index stocks.

The table below shows the hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $1,000 face amount of the notes if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown in the left column.

The levels in the left column of the table represent hypothetical final index levels on the determination date and are expressed as percentages of the initial index level. The amounts in the middle column represent the hypothetical payment amounts as a percentage of the face amount of each note, based on the corresponding hypothetical final index levels, assuming that the index level at the close of each trading day during the measurement period remains within the index range.  The amounts in the right column represent the hypothetical payment amounts as a percentage of the face amount of each note, based on the corresponding hypothetical final index levels, assuming that the index level at the close of any trading day during the measurement period falls outside of the index range.  Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would pay for the outstanding face amount of a note on the stated maturity date would equal 100% of the face amount, or $1,000, based on the corresponding hypothetical final index stock price and the assumptions noted above.

	If the index level at the	If the index level at the
	close of each trading day	close of any trading day
	during the measurement	during the measurement
	period remains within the	period falls outside of the
Hypothetical Final	index range:	index range:
Index Level as	Hypothetical Payment	Hypothetical Payment
Percentage of	Amount	Amount
Initial Index Level	as Percentage of Face Amount	as Percentage of Face Amount

200.00%	n/a	100.00%
150.00%	n/a	100.00%
130.00%	n/a	100.00%
120.00%	120.00%	100.00%
116.00%	116.00%	100.00%
112.00%	112.00%	100.00%
108.00%	108.00%	100.00%
104.00%	104.00%	100.00%
100.00%	100.00%	100.00%
96.00%	104.00%	100.00%
92.00%	108.00%	100.00%
88.00%	112.00%	100.00%
84.00%	116.00%	100.00%
80.00%	120.00%	100.00%
70.00%	n/a	100.00%
50.00%	n/a	100.00%
0.00%	n/a	100.00%

At maturity, the holder of the notes will receive a 1% positive return on the notes for every 1% increase or decrease in the level of the index from the initial index level up to the limits of the index range, so long as the closing level of the index on every trading day during the measurement period remains within the index range. If the closing level of the index on any trading day during the measurement period falls outside of the index range, for each $1,000 face amount of notes, the holder will receive only the $1,000 face amount.

The actual lower limit of the index range will be an index level that is between 78% and 81% of the initial index level, and the actual upper limit of the index range will be an index level that is between 119% and 122% of the initial index level. If, for example, the lower limit of the index range is set at 80% of the initial index level and the upper limit of the index range is set at 120% of the initial index level, and if the final index level were determined to be 80% of the initial index level, the payment amount that we would deliver to you at maturity would be either (i) 120% of the face amount of your notes, if the closing level of the index on each trading day during the measurement period remains within the index range, or (ii) 100% of the face amount of your notes, if the closing level of the index on any trading day during the measurement period falls outside of the index range, as shown in the table above.

The following chart shows a graphical illustration of the hypothetical final payment amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. For the purposes of the following chart, we have assumed that the index range will be set at 80% of the initial index level on the downside and 120% of the initial index level on the upside and that the closing level of the index during the life of the notes does not exceed the range.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes as described under “Supplemental Discussion of Federal Income Tax Consequences” below.

We cannot predict the closing levels of the index during the measurement period, the actual final index level on the determination date or the market value of your notes, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at maturity and the rate of return on the offered notes will depend on (i) the initial index level we set on the trade date, (ii) the index range we set on the trade date, (iii) whether the closing level of the index during the measurement period remains within or falls outside of the index range and (iv) the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Potential Return on Your Notes Is
Limited; If the Closing Level of the
Index Falls Outside of the Index Range
on Any Trading Day, You Will Receive
Only Your Principal at Maturity

Your ability to benefit from any increase or decrease in the level of the index is limited. At maturity, you will receive a 1% positive return on the notes for every 1% increase or decrease in the level of the index from the initial index level up to the limits of the index range, so long as the closing level of the index on each trading day during the measurement period remains within the index range. If the closing level of the index on any trading day during the measurement period falls outside of the index range (i.e., if any closing level is less than 78%-81% of the initial index level or greater than 119%-122% of the initial index level), then at maturity you will only receive, for each $1,000 face amount of your notes, the $1,000 face amount, regardless of how much the level of the index on the determination date has appreciated or depreciated from the initial index level. The actual lower and upper limits of the index range — and thus the maximum payment amount — will be determined on the trade date. The maximum payment amount that you may receive on your notes is an amount between 119% and 122% (to be determined on the trade date) of the face amount of each note, no matter how much the index level may rise above or fall below the initial index level.

In addition, if the closing level on any trading day during the measurement period is outside of the index range, you will be unable to redeem your notes for the face amount of your notes prior to the stated maturity date.

Assuming No Changes in Market Conditions
or Any Other Relevant Factors, the Market
Value of Your Notes on the Date of this
Prospectus Supplement (As Determined
By Reference to Pricing Models Used
by Goldman, Sachs & Co.) Is Significantly
Less Than the Original Issue Price

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Factors” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Index Stocks

The index sponsor calculates the level of the index by reference to the prices of the common stocks included in the index, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Rights or Rights to Receive Any Stock” below for additional information.

The Market Value of Your Notes May Be Influenced by Many Factors

The following factors, many of which are beyond our control, will influence the value of your notes:

•	the index level relative to the limits of the index range;

•	the index range;

•	the volatility — i.e., the frequency and magnitude of changes — of the index level;

•	the time remaining until your notes mature;

•	the dividend rates of the stocks underlying the index;

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the index, and which may affect the index level;

•	interest and yield rates in the market; and

•	our creditworthiness.

These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the index based on its historical performance.

If the Level of the Index Changes, the
Market Value of Your Notes May Not
Change in the Same Manner

Your notes may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your notes. This is because your payment amount at maturity will be determined, in part, based on whether the level of the index on any trading day during the measurement period has fallen outside of the index range. Even if the final index level falls within the index range, if the closing level of the index on any trading day during the measurement period falls outside of the index range, you will receive, for each of your notes, only the $1,000 face amount. In addition, the maximum payment that you may receive for each of your notes is limited to an amount between 119% and 122% (to be determined on the trade date) of the face amount, and the minimum payment that you may receive for each of your notes is 100% of the face amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors” above.

Trading and Other Transactions by
Goldman Sachs in Instruments Linked to the
Index or Index Stocks May Impair the Value
of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and other instruments linked to the index or index stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index or the stocks comprising the index, which we refer to as index stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of the index or one or more of the index stocks. Any of these hedging activities may adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the index or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

You Have No Shareholder Rights or
Rights to Receive Any Stock

Investing in your notes will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your notes will be paid in cash, and you will have no right to receive delivery of any index stocks.

Our Business Activities May Create
Conflicts of Interest Between Your
Interests in the Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the index and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the index and some or all of the issuers of the index stocks. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co.
Will Have the Authority to Make
Determinations that Could Affect the Value
of Your Notes, When Your Notes Mature and
the Amount You Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final index value on the determination date, which we will use to determine the amount we must pay on the stated maturity date; determining whether the closing level of the index during the measurement period remains within or falls outside of the index range; and determining whether to postpone the determination date and stated maturity date because of a market disruption event. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Index Sponsor and
Changes That Affect the Index or the Index
Stocks Could Affect the Amount Payable on
Your Notes and Its Market Value

The policies of the index sponsor concerning the calculation of the index level, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level could affect the index level and, therefore, the amount payable on your notes on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index level, or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the closing index level is not available on any trading day or on the determination date because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the closing index level on any such date — and thus the amount payable on the stated maturity date or whether the index level has remained within the index range, as applicable — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index level on the determination date or on any trading day and the amount payable on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” and “— Role of Calculation Agent” below.

Except to the Extent We Are One of the 500
Companies Whose Common Stock
Comprises the S&P 500® Index, there Is No
Affiliation Between the Index
Stock Issuers or the Index Sponsor and Us,
and We Are Not Responsible for Any
Disclosure by Any of the Other Index Stock
Issuers or the Index Sponsor

The common stock of Goldman Sachs is one of the 500 index stocks comprising the S&P 500® Index. Goldman Sachs is not otherwise affiliated with the issuers of the index stocks or the index sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index or any of the other index stock issuers. You, as an investor in your notes, should make your own investigation into the index and the index stock issuers. See “The Index” below for additional information about the index.

Neither the index sponsor nor any of the other index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Neither the index sponsor nor any of the index stock issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an
Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the
Stated Maturity Date If a
Market Disruption Event Occurs

If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing or if such date is not a trading day, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing. As a result, the stated maturity date for your notes will also be postponed, although not by more than five business days. Thus, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled due date. Moreover, if the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. In addition, in the event the determination date is postponed, we will still use the closing level of the index on such date for the purposes of determining whether the index level as remained within or fallen outside of the index range on such date. If the calculation agent determines that the index level that must be used to determine the payment amount — or whether the index level has remained within or fallen outside of the index range — is not available on the determination date or on any trading day, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the applicable index level based on its assessment, made in its sole discretion, of the level of the index on that day.

Certain Considerations for Insurance
Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment
in Your Notes Are Uncertain

In general, the notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your note; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your notes:

No interest:  we will not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations:  each note registered in the name of a holder must have a face amount of $1,000, or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Index, Index Sponsor and Index Stocks

In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

The payment amount for each $1,000 face amount of notes outstanding on the stated maturity date will be an amount in cash equal to:

•	if the closing level of the index on each trading day during the measurement period remains within the index range, the sum of (1) the $1,000 face amount plus (2) the face amount multiplied by the absolute index return

•	if the closing level of the index on any trading day during the measurement period falls outside of the index range, the $1,000 face amount

The index return is calculated by subtracting the initial index level from the final index level and dividing the result by the initial index level, with the quotient expressed as a percentage.

The absolute index return will equal the absolute value of the index return, expressed as a percentage (so that, for example, a -15% index return will equal a 15% absolute index return). The index range, which will be determined on the trade date, will be all levels of the index that are (i) greater than or equal to 78%-81% of the initial index level (the lower limit of the index range) and (ii) less than or equal to 119%-122% of the initial index level (the upper limit of the index range) (to be determined on the trade date). The measurement period will be every trading day from but excluding the trade date to and including the determination date, subject to postponement due to market disruption events or non-trading days.

The initial index level will equal the closing level of the index on the trade date. The calculation agent will determine the final index level, which will be the closing level of the index on the determination date as calculated and published by the index sponsor. However, the calculation agent will have discretion to adjust the closing level on any particular trading day or to determine it in a different manner as described under “— Consequences of a Market Disruption Event” and “— Discontinuance or Modification of the Index” below.

Stated Maturity Date

The stated maturity date (which will be determined on the trade date) is expected to be 18 months after the original issue date, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the determination date referred to below is postponed, however, then the stated maturity date will be the fifth business day following the determination date as postponed.

The calculation agent may postpone the determination date — and therefore the stated maturity date — if a market disruption event occurs or is continuing on the determination date or such day is not otherwise a trading day. We describe market disruption events under “— Special Calculation Provisions” below.

Determination Date

The determination date will be          , 2008, unless the calculation agent determines that a market disruption event occurs or is continuing on that designated day or such designated day is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.

Consequences of a Market Disruption Event

As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed later than the originally scheduled stated maturity date (or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date).

If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. In the event the determination date is postponed, we will use the closing level of the index on such date for the purposes of determining whether the index level has remained within or fallen outside of the index range on such date. If the calculation agent determines that the index level that must be used to determine the payment amount — or whether the index level has remained within or fallen outside of the index range — is not available on the determination date or on any trading day, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the index level based on its assessment, made in its sole discretion, of the level of the index on that day.

Discontinuance or Modification of the Index

If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the amount payable on the stated maturity date or whether the index level has remained within or fallen outside of the index range, and will determine in a good faith manner whether the closing level of the index on any trading day during the measurement period has remained within or fallen outside of the index range, as applicable, by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the index is discontinued and there is no successor index, or that the level of the index is not available on any trading day or on the last possible determination date because of a market disruption event or for any other reason, the calculation agent will determine the amount payable on the stated maturity date or whether the index level has remained within or fallen outside of the index range, as applicable, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.

If the calculation agent determines that the index, the stocks comprising the index or the method of calculating the index is changed at any time in any respect — including any split or reverse split of the index and any addition, deletion or substitution and any reweighting or rebalancing of the index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the index level used to determine the amount payable on the stated maturity or whether the index level has remained within or fallen outside of the index range, as applicable, is equitable, and will determine in a good faith manner whether the closing level of the index on any trading day during the measurement period has remained within or fallen outside of the index range. For example, if a split of the index occurs, and if the closing level of the index would not have fallen outside the index range but for such split, then the closing level of the index will not be deemed to have fallen outside the index range.

All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the index, market disruption events, business days, trading days, the index return, the absolute index return, the final index level, whether the closing level of the index on any trading day during the measurement period remains within or falls outside of the index range, the default amount and the payment amount on your notes to be made at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which the respective principal securities markets for all of the index stocks are open for trading, the index sponsor is open for business and the index is calculated and published by the index sponsor.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, are not trading on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and other instruments linked to the index on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the index or the index stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index or some or all of the index stocks,

•	may take or dispose of positions in the securities of the index stock issuers themselves,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market and/or

•	may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index or the index stocks. We expect these steps to involve sales of instruments linked to the index on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the index stocks, or listed or over-the-counter options, futures or other instruments linked to the index, some or all of the index stocks or indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

THE INDEX

The S&P 500® Index, or S&P 500, includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The history of the S&P 500 dates back to 1923 when Standard & Poor’s introduced an index covering 233 companies. The S&P 500® Index, as it is known today, was introduced in 1957 when it was expanded to include 500 companies. Additional information is available on the website http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Historical Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the term of your notes. You should not take the historical levels of the index as an indication of the future performance. We cannot give you any assurance that the future performance of the index or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the index.

Before investing in the offered notes, you should consult publicly available news sources to determine the relevant index levels between the date of this prospectus supplement and the date of your purchase of the offered notes. The actual initial index level, which will serve as the baseline for determining the index return may differ substantially from the index level on the date of this prospectus supplement (and may also differ from index level on the trade date). The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2005 and 2006, and the first calendar quarter of 2007, through March 8, 2006. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Final Closing Levels of the Index

2005	High	Low	Close

Quarter ended March 31	1,225.31	1,163.75	1,180.59
Quarter ended June 30	1,216.96	1,137.50	1,191.33
Quarter ended September 30	1,245.04	1,194.44	1,228.81
Quarter ended December 31	1,272.74	1,176.84	1,248.29
2006
Quarter ended March 31	1,307.25	1,254.78	1,294.83
Quarter ended June 30	1,325.76	1,223.69	1,270.20
Quarter ended September 30	1,339.15	1,234.49	1,335.85
Quarter ended December 31	1,427.09	1,331.32	1,418.30
2007
Quarter ending March 31 (through March 8, 2007)	1,459.68	1,374.12	1,401.89

License Agreement

Standard & Poor’s and Goldman, Sachs & Co. have entered into a non-transferable, non-exclusive license agreement granting Goldman, Sachs & Co. and its affiliates, in exchange for a fee, the right to use the index in connection with the issuance of certain securities, including the offered notes. The Goldman Sachs Group, Inc. is also a party to the license agreement.

The offered notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw-Hill, Inc. Standard & Poor’s has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the offered notes. Standard & Poor’s makes no representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the index to track general stock market performance. Standard & Poor’s only relationship to Goldman Sachs (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of Standard & Poor’s and of the use of the index which is determined, composed and calculated by Standard & Poor’s without regard to Goldman Sachs or the offered notes. Standard & Poor’s has no obligation to take the needs of Goldman Sachs or the owners of the offered notes into consideration in determining, composing or calculating the index. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be exchanged into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the offered notes.

STANDARD & POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND STANDARD & POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD & POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GOLDMAN SACHS, OWNERS OF THE OFFERED NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Standard & Poor’s. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns notes as a hedge or that is hedged against interest rate risks;

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes;

•	or a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court that decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Although the applicable United States Treasury regulations do not directly address notes such as your notes, your notes should be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

You may obtain the comparable yield and projected payment schedule from us by contacting the Goldman Sachs Treasury Administration Department, Debt Administration Group, at 212-902-1000. You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes, decreased by the amount of any interest payments previously made with respect to your notes. The issue price of your notes will be the first price at which a substantial amount of the offered notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described below even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price. You can obtain the issue price of the notes by contacting the Goldman Sachs Treasury Administration Department, Debt Administration Group, at 212-902-1000.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss.

If the index level falls outside of the index range on a day that is more than 6 months before the maturity date, you do not have to continue accruing interest on your notes and applicable Treasury regulations provide that you should adjust the prior interest inclusions in respect of your notes over the remaining term for the notes in a reasonable manner. You should consult your tax advisor as to what would be a “reasonable manner” in this situation.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying offering circular for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from notes.

Backup Withholding and
Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying offering circular for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of 1.75% of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $     . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on          , 2007, which is the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

Page
Summary Information	S-2
Additional Risk Factors Specific to Your Notes	S-10
Specific Terms of Your Notes	S-15
Use of Proceeds and Hedging	S-21
The Index	S-22
Supplemental Discussion Of Federal Income Tax Consequences	S-24
Employee Retirement Income Security Act	S-27
Supplemental Plan of Distribution	S-28
Prospectus Supplement dated December 5, 2006
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23
Prospectus dated December 5, 2006
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$

The Goldman Sachs Group, Inc.

Absolute Return Trigger Notes
due 2008
(Linked to the S&P 500® Index)

Medium Term Notes, Series B

Goldman, Sachs & Co.